UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue Mountain View, CA (Address of principal executive offices)	94043 (Zip Code)

(650) 924-1025
Registrant’s telephone number, including area code

In this report, the term “Knightscope,” “we,” “us,” or “the Company” refers to Knightscope, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-SA may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report on Form 1-SA. You should read this report on Form 1-SA completely and with the understanding that our actual future results may be significantly different from our expectations.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item I. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the (1) unaudited condensed financial statements and the related notes thereto included elsewhere in Item 3 of this report, and (2) the audited financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2019 included in our 2019 Annual Report on Form 1-K/A.

Overview

Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary Knightscope Autonomous Data Machines (“ADMs”) with real-time on-site data collection and analysis and an interface, primarily through funding from both strategic and private investors. Knightscope currently offers three products: (1) the K5 ADM (“K5”) for outdoor usage, (2) the K3 ADM (“K3”) for indoor usage, and (3) the K1 ADM (“K1”) for stationary usage indoors or outdoors. The Company also provides access to the Knightscope Security Operations Center (“KSOC”) to all of its customers, a browser-based interface that allows customers real-time data access. The Company works continuously to improve and upgrade the ADMs and KSOC, and their precise specifications may change over time.

The first version of the Company’s flagship K5 ADM was completed in December 2013 and the first version of the K3 ADM was completed in June 2016. The Company began producing the first K1 ADM units during the first quarter of 2018. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Currently, the Company operates on a Machine-as-a-Service (“MaaS”) business model. Since June 2016, depending on the ADM model and/or selected offering package, we have recognized recurring monthly revenues averaging between $4,200-$8,400 per ADM per month, which includes the ADM rental as well as maintenance, service, support, data transfer, KSOC access, docking station and unlimited software, firmware and select hardware upgrades. Since February 2019, we have been incurring additional monthly borrowing costs relating to the Financing Arrangement (as defined below) of our ADMs with Farnam Street Financial (“Farnam”).

Our current primary focus is on the deployment and marketing of our core technologies. We continue to generate customer orders on K1, K3 and K5 ADMs and our production of machines is expected to continue out of our primary corporate headquarters in Mountain View, California. Our ability to fulfill customer orders is dependent on ongoing fundraising including proceeds received from the recently terminated 2019 Regulation A Offering (as defined below) and a continuing private placement. Without additional fundraising, typically and historically conducted on a rolling basis, the Company will not be solvent after August 2021 (see “Liquidity and Capital Resources” for details).

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our accompanying condensed financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that can have significant impact on the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of assets and liabilities at the date of our financial statements. For the Company, these estimates include, but are not limited to: deriving the useful lives of ADMs, determination of the cost of ADMs, assessing assets for impairment, ability to realize deferred tax assets, the valuation of convertible preferred stock warrants, and the valuation of stock options, and contingencies. Actual results could differ from those estimates. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On a regular basis, we evaluate our estimates, assumptions and judgments and make changes accordingly.

Material Weaknesses

In connection with the audit of our financial statements for the year ended December 31, 2019, our independent auditor identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  The material weaknesses related to certain corporate finance and accounting oversight functions residing over the detection of errors that were present within the Company’s valuation of its common stock and other equity instruments, the accounting for and the balance sheet and cashflow presentation of material amounts of funding received in advance of issuing the respective convertible preferred stock notes and warrants and the timely completion and review of the Company’s Annual Report on Form 1-K for the year ended December 31, 2019, which were primarily the result of the lack of sufficient and competent accounting and finance resources. The Company has begun the recruiting process to hire a CFO who has the requisite US GAAP and SEC Reporting expertise to remediate these material weaknesses. As of the date of this report, the Company has hired an interim controller and an interim accounting manager while it continues to recruit for the CFO position.

Trend Information

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. The Company is focused on scaling its business to meet incoming orders. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in orders and client inquiries. Moreover, the addition of two of the three largest private security firms in the United States as channel partners has increased our reach.

Sales trends for the six months ended June 30, 2020 showed demand across all of Knightscope’s product service lines. The sales pipeline continues to grow and is strong, though similar to many business-to-business transactions, the enterprise sales cycle is extremely lengthy. Although we have executed contracts in less than 30 days, notionally these negotiations can range up to several years, taking into account the customer’s budget, finance, legal, cyber security, human resources, facilities and other reviews. The sales process for this brand-new technology requires significant streamlining and improvements, and we are taking steps to ensure our sales processes are robust, repeatable, and can enable our products to move through the sales pipeline quicker.

During the first half of 2020, both the lack of resources during the period as well as the COVID-19 pandemic have had a negative impact on the Company's performance. The cash position significantly curtailed the Company’s ability to fund inventory to meet demand as well as the associated headcount to execute on the business. Additionally, a portion of clients hardest hit by COVID-19 restrictions have had to terminate their service due to budget constraints and numerous others have had to delay deployments due to accessibility to their premises during shelter-in-place orders. However, the Company has continued to sign on new clients during the pandemic and, with the influx of new capital has begun to fund and build inventory, as well as recruit, which we believe will partially offset the negative impact on performance.

Due to numerous geopolitical events, as well as various high-profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. At the same time, we expect that competing products may appear in the marketplace in the near future, creating pressures on us to improve on our production methods, cost, quality and product features.

Results of Operations

The following table sets forth selected condensed statements of operations data. Historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Six months ended June 30,
	2020	2019
Revenue	$1,637,548	$1,637,045
Cost of services	2,185,273	2,457,778
Total gross loss	(547,725)	(820,733)

Operating expenses:
Research & development	1,298,540	1,888,987
Sales & marketing	2,838,070	1,368,539
General & administrative	980,089	1,037,209
Total operating expenses	5,116,699	4,294,735

Loss from Operations	(5,664,424)	(5,115,468)

Other income (expense):
Interest expense, net	(1,082,832)	(1,347,039)
Other income (expense), net	31,853	(35,779)
Change in fair value of warrant liabilities	(2,424,706)	(491,239)
Total other income (expense)	(3,475,685)	(1,874,057)

Net loss before income tax	(9,140,109)	(6,989,525)
Income tax expense	(800)	(1,600)
Net loss	$(9,140,909)	$(6,991,125)

Revenue

Revenue for the six months ended June 30, 2020 was flat as compared to the six months ended June 30, 2019, primarily because we had 23 customers and 52 machines-in-network as of June 30, 2020 compared to 25 customers and 53 machines-in-network as of June 30, 2019.

Cost of Services

Cost of services for the six months ended June 30, 2020 was $2.2 million, compared to $2.5 million for the six months ended June 30, 2019, a decrease of 11%. The decrease in cost of services is primarily related to the decrease in average service cost per machine, primarily due to the cost efficiencies gained through more reliable docking stations that we recently deployed.

Gross Loss

The revenue and cost of services described above resulted in a gross loss for the six months ended June 30, 2020 of $0.5 million compared to $0.8 million for the six months ended June 30, 2019.

As the business scales and becomes more streamlined, management expects the gross profit (loss) to decrease. We are focusing our resources on growing the business to be able to generate both a gross profit and overall net income. We are continually evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium to long-term.

For example, we continue to refine our pricing strategy for 2020 which is expected to increase and enhance our revenue streams. Our ADM materials sourcing, production, assembly and manufacturing is expected to become more efficient and the costs associated with these processes reduced as we grow and are thus able to negotiate better volume-based pricing terms with suppliers in connection with making these ADMs – as well as optimizing our designs for design-for-assembly and design-for-service. We are also focused on controlling general overhead costs, such as expenditures for real estate leases and optimizing team composition and size. We believe that with the building of new internal tools, the Company will be much more efficient in deployment timing and resources and alleviating the need for a dramatic increase in headcount. Additionally, new service cost reduction initiatives have been underway to further reduce our ongoing operating costs. Our overall strategy is to keep our fixed costs as low as possible while achieving our overall growth objectives.

Research and Development

	Six months ended June 30,
	2020	2019	$ Change	% Change
Research & development	$1,298,540	$1,888,987	$(590,447)	(31)%
Percentage of total revenue	79%	115%

Research and development expenses decreased by $0.6 million, or 31% for the six months ended June 30, 2020 as compared to the respective period of the prior year. The decrease is due to a lower employee headcount in 2020 compared to the prior year.

Sales and Marketing

	Six months ended June 30,
	2020	2019	$ Change	% Change
Sales & marketing	$2,838,070	$1,368,539	$1,469,531	107%
Percentage of total revenue	173%	84%

Sales and marketing expenses increased by $1.5 million, or 107% for the six months ended June 30, 2020 as compared to the respective period of the prior year. The increase was due primarily to an increase in advertising expenditures associated with the Company’s fundraising activities.

General and Administrative

	Six months ended June 30,
	2020	2019	$ Change	% Change
General & administrative	$980,089	$1,037,209	$(57,120)	(6)%
Percentage of total revenue	60%	63%

General and administrative expenses decreased by $57,000, or 6% for the six months ended June 30, 2020 as compared to the respective period of the prior year. The decrease was primarily driven by lower headcount in 2020 compared to the prior year offset by higher legal and accounting fees that we incurred in connection with our ongoing financial reporting requirements.

Other Income/(Expense), Net

	Six months ended June 30,
	2020	2019	$ Change	% Change
Interest expense, net	$(1,082,832)	$(1,347,039)	$264,207	(20)%
Other income (expense), net	31,853	(35,779)	$67,632	(189)%
Change in fair value of warrant liabilities	(2,424,706)	(491,239)	$(1,933,467)	394%
Total other income (expense)	$(3,475,685)	$(1,874,057)	$(1,601,628)	85%

Total other expense, net increased by $1.6 million, or 85% for the six months ended June 30, 2020 as compared to the respective period of the prior year. The increase is primarily due to the expense recorded from revaluation of warrants accounted for as marked-to-market, offset by $0.9 million in interest expense associated with a share exchange of Series m-4 Preferred Stock for Series m-3 Preferred Stock in the prior period, and increases in interest expense related to the Farnam Financing Arrangement and our convertible notes and the related amortization of the debt issuance cost associated with warrants issued to the holders of the Convertible Notes.

Liquidity and Capital Resources

As of June 30, 2020, and December 31, 2019, we had $1.9 million and $0.6 million, respectively, of cash and cash equivalents. As of June 30, 2020, the Company also had an accumulated deficit of approximately $58.7 million, a negative working capital of $1.9 million and stockholders’ deficit of $56.0 million. These factors raise substantial doubt regarding our ability to continue as a going concern. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital, our independent auditor included an emphasis of matter paragraph expressing substantial doubt about the Company’s ability to continue as a going concern in its report on our audited financial statements for the year ended December 31, 2019.

We have financed our operations through a combination of debt financing and ongoing rolling close equity investment, including the Regulation A and D Offerings (defined below) and private placements of Series m-3 and Series m-2 Preferred Stock and an ongoing private placement of Series S Preferred Stock, as well as the Farnam Financing Arrangement which is collateralized by most of our ADMs and convertible notes. We expect to continue generating losses from operations in 2020 and additional fundraising will be required to fund our ongoing operations. As of September 8, 2020, the Company had cash on hand of approximately $11.9 million. The Company has projected operating losses and negative cash flows for the next several months. Without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after August 2021. There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond this period. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations, delay, scale back or discontinue the development of one or more of its platforms or discontinue operations completely.

Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	Six months ended June 30,
	2020	2019
Net cash used in operating activities	$(5,378,927)	$(4,108,342)
Net cash used in investing activities	(312,122)	(1,039,079)
Net cash provided by financing activities	6,998,748	4,149,028
Net increase (decrease) in cash and cash equivalents	$1,307,699	$(998,393)

Net Cash Used in Operating Activities

Cash provided by operating activities is influenced by the amount of cash we invest in personnel, marketing, and infrastructure to support the anticipated growth of our business, the number of customers to whom we lease our ADMs, the amount and timing of accounts receivable collections, as well as the amount and timing of disbursements to our vendors.

Net cash used in operating activities was approximately $5.4 million for the six months ended June 30, 2020. Net cash used in operating activities resulted from a net loss of $9.1 million, offset by changes in working capital.

Net cash used in operating activities for the six months ended June 30, 2020 increased by $1.3 million as compared to the respective period of the prior year. The increase was primarily as a result of an increases in net loss of $2.1 million due to operating activities.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of capital expenditures and investment in ADMs. As our business grows, we expect our capital expenditures to continue to increase.

Net cash used in investing activities for the six months ended June 30, 2020 was approximately $0.3 million compared to $1.0 million in the respective period last year, or $0.7 million lower. The decrease can be attributed primarily to decreased cost of ADMs to meet decreased production demands.

Net Cash Provided by Financing Activities

Our financing activities have consisted primarily of raising proceeds through issuing stock, net of repayment of debt and convertible notes financing.

In order to obtain capital to finance our operations, in February 2019 we entered into the Financing Arrangement with Farnam. Under this Financing Arrangement, we collateralized fifty (50) ADMs and have an initial repayment period of two years for a monthly payment of $121,129 plus tax and an option to purchase these ADMs back for $1,350,000 plus tax or, at the end of the two year period (March 2021) we can elect to extend the repayment period for an additional year at a monthly payment of $66,621 plus tax with a final payment of $600,000 plus tax at the end of the additional year. The effective interest rate under the two and three-year repayment periods is 35% and 31%, respectively. On April 24, 2020, we amended the Financing Arrangement with Farnam by deferring April and March 2020 payments due to Farnam to the end of the Financing Arrangement and by extending the term of the agreement by two months and forgoing the security deposit of $242,120 paid to Farnam, which was applied as a payment to principal and interest and increased the effective interest rate from 35% to 38% over the remainder of the extended term.

Net cash provided by financing activities was approximately $7.0 million for the six months ended June 30, 2020, primarily driven by $.3 million in proceeds from the a separate Financing Arrangement entered into in March 2020, $0.8 million in proceeds from Paycheck Protection Program (“PPP”) loan, $0.8 million from convertible notes financing, and $5.7 million in proceeds from issuance of Series S Preferred Stock that was partially offset by loan repayment of $0.6 million.

Net cash provided by financing activities for the six months ended June 30, 2020 increased by $2.8 million as compared to the respective period of the prior year primarily due to higher proceeds from issuance of Series S Preferred Stock.

Series S Preferred Regulation D Offering

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D (“Regulation D”) and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) to raise additional capital for operations (the “Regulation D Offering”). We are offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. Consistent with prior financings by the Company, the Regulation D Offering has been conducted with rolling closes, and such closes may continue for another 6 to 15 months. As of June 30, 2020, the Company has raised $3.8 million through the Regulation D Offering, none of which was received during the six months ended June 30, 2020. Issuance costs related to Regulation D Offering were $0.3 million as of June 30, 2020.

Series S Preferred Regulation A Offerings

On May 21, 2019, the Company filed an offering statement in connection with a proposed offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2019 Regulation A Offering”). The offering statement was qualified by the Securities and Exchange Commission (“SEC”) on July 22, 2019 and the Company commenced the 2019 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2019 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2019 Regulation A Offering was being conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. As of June 30, 2020, the Company raised $8.9 million from the 2019 Regulation A Offering, of which $5.7 million was received during the six months ended June 30, 2020. Issuance costs related to the 2019 Regulation A Offering were $1.3 million. The 2019 Regulation A Offering terminated on July 22, 2020. As of September 8, 2020, after it held the final closing, the Company issued 2,962,535 shares of Series S Preferred Stock and raised gross proceeds of $23,688,976 from the 2019 Regulation A Offering.  The proceeds of the 2019 Regulation A Offering and the Regulation D Offering will be used for working capital and growth capital purposes, including increasing sales and optimizing production of our ADMs.

On June 15, 2020, the Company filed an offering statement in connection with a proposed offering of up to $30 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations. As of the date of this report, the offering statement was not yet qualified by the SEC.

Regulation A Offering; Issuance of Series m Preferred Stock and Series m-3 Preferred Stock and Related Warrants Issuance of Series m, m-2 and m-3 Preferred Stock; Conversion of Certain Series m Preferred Stock into Series m-2 Preferred Stock and Related Warrants

On January 10, 2017, the Company commenced an offering of up to $20 million of its Series m Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2017 Regulation A Offering” ). We offered to sell up to 6,666,666 shares of Series m Preferred Stock, convertible into shares of Class A Common Stock, at a price of $3.00 per share. We concluded all sales of stock pursuant to the 2017 Regulation A Offering in the fourth quarter of 2017. The net proceeds of the sales of our Series m Preferred Stock through the 2017 Regulation A Offering as well as through private placement transactions conducted around the same period, after deduction of total offering expenses and commissions, was $18,172,665. Following the termination of the 2017 Regulation A Offering, the Company raised additional funds in private placements pursuant to Regulation D through the issuance of its Series m-3 Preferred Stock and warrants to purchase Series m-3 Preferred Stock, which generated net proceeds of $1,438,402, or $3.50 per share, during the year ended December 31, 2018. In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio.

The Company sold shares of its Series m-2 Preferred Stock for $3.00 per share in a private placement pursuant to Regulation D during the year ended December 31, 2018 for net proceeds of $999,999 after deduction of total offering expenses.

The proceeds of the 2017 Regulation A Offering and private placements of Series m-3, Series m-2 and Series S Preferred Stock were used to expand our sales nationwide and to further develop our current technology.

In connection with the placement of the Series m-3 Preferred Stock during the year ended December 31, 2018, the Company issued to the purchasers warrants to purchase an aggregate of 410,972 shares of Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of two years from the date of the warrant, a change of control of the Company, or the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act (the “IPO”).

In connection with the term loan received in May 2018, the Company issued warrants to purchase an aggregate of 77,413 shares of Class B Common Stock. The warrants have an exercise price of $1.26 per share and expire on the earlier of ten years from the date of the warrant, a change of control of the Company, or the IPO.

Convertible Promissory Notes and Series S Preferred Stock Warrants, and the Related Conversion of Certain Series m-3 Preferred Stock into Series m-4 Preferred Stock

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. On June 10, 2019, the Company issued, to the same group of Convertible Note Financing investors, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock held by such investors. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind dividend in the form of Series m-4 Preferred Stock of 12%, and has certain other preferential rights, including voting rights, as further explained in the Company’s amended and restated certificate of incorporation. Exchange of Series m-3 Preferred Stock for Series m-4 Preferred Stock was inclusive of inducement expenses of $0.9 million (see Note 4 to the unaudited financial statements for details). Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for interest at a rate of 12% per annum upon the maturity date, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of June 30, 2020, the Company had issued convertible notes in the aggregate principal amount of $4,437,950 (out of $15,000,000). As of December 31, 2019, warrants for the purchase of 537,000 and 194,450 shares of Series S Preferred Stock were issued and accrued for, respectively. In addition, during the six months ended June 30, 2020, warrants for the purchase of 156,140 of Series S Preferred Stock were issued. Inception to date through June 30, 2020, the Company has issued warrants for the purchase of a total of 887,590 of Series S Preferred. The warrants have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the IPO.

In connection with the Convertible Note Financing, William Santana Li, the Chief Executive Officer and sole director of the Company, was granted a voting proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, and the stock issued upon the conversion of warrants to purchase all of the shares of the Company’s Series m-3 Preferred Stock and upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issuable upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing (the “Voting Proxy”). The votes held by Mr. Li as a result of the conversion of outstanding convertible securities subject to the Voting Proxy cannot be determined as of the date of this Form 1-SA, but the outstanding securities to which the Voting Proxy applies represents approximately 2.96% of the Company’s aggregate voting power.

The Series S Preferred Stock has a right to convert at any time into Class A Common Stock. The initial conversion rate for the conversion is 1:1, which conversion rate will continue to be adjusted pursuant to the broad-based weighted average anti-dilution adjustment provisions provided for in the Company’s amended and restated certificate of incorporation, including without limitation as a result of the issuance of warrants to purchase Series S Preferred Stock in connection with the Convertible Note Financing referenced in the paragraph above, which may continue to have closings simultaneously with the Regulation D Offering and 2019 Regulation A Offering of Series S Preferred Stock. As of June 30, 2020, the conversion rate has been adjusted to 1.002506 shares of Class A Common Stock for every 1 share of Series S Preferred Stock.

Credit Facilities

In November 2016, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant to purchase an aggregate of 53,918 Series B Preferred Stock shares. The warrants have an exercise price of $2.0401 per share and expire upon the later of November 7, 2026 or two years following the Company’s firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act, provided that the aggregate gross proceeds to the Company are not less than $50,000,000.

In May 2018, the Company entered into a Loan and Security Agreement with Silicon Valley Bank, which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 (the “SVB Loan Facility”). The Company had the ability to draw funds under the SVB Loan Facility until the earlier of January 10, 2019 or an event of default. Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bore interest at a floating rate of 1.75% above the prime rate as published in the Wall Street Journal. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The loan was fully repaid in February 2019 in connection with a new $3 million dollars debt received from Farnam.

In connection with the SVB Loan Facility, the Company granted Silicon Valley Bank a warrant to purchase up to 77,413 shares of the Company’s Class B Common Stock at an exercise price of $1.26 per share and which expires on the earlier of ten years from the date of the warrant or a change of control of the Company.

In order to obtain capital to finance our operations, in February 2019 we entered into a financing arrangement with Farnam for $3,000,000 (the “Financing Arrangement”). Under this Financing Arrangement, we collateralized fifty (50) ADMs and have an initial repayment period of two years for a monthly payment of $121,129 plus tax and an option to purchase these ADMs back for $1,350,000 plus tax or, at the end of the two year period (March 2021) we can elect to extend the repayment period for an additional year at a monthly payment of $66,621 plus tax with a final payment of $600,000 plus tax at the end of the additional year. The effective interest rate under the two and three-year repayment periods is 35% and 31%, respectively. On April 24, 2020, we amended the Financing Arrangement with Farnam by deferring the March and April 2020 payments due to Farnam to the end of the Financing Arrangement and by extending the term of the agreement by two months and forgoing security deposit of $242,120 paid to Farnam which was applied as a payment to principal and interest and increased the effective interest rate from 35% to 38% over the remainder of the extended term.

On March 19, 2020, we entered into financing arrangement whereby we received $300,000 which is to be repaid over one hundred (100) equal payments of $4,080 payable each business day. The effective interest rate under this repayment period is 419%.

In April 2020, the Company applied for loan assistance via the PPP being administered under the Coronavirus Aid, Relief, and Economic Security Act by the Small Business Administration in response to the COVID-19 pandemic. On April 24, 2020, the Company received $822,851 in loan proceeds from the PPP. As of the date of this report, the amount received from the PPP that might convert into a grant has not been finalized yet. The funds received from the PPP loan will help cover payroll costs during a portion of the COVID-19 pandemic.

Item 2. Other Information.

None.

Item 3. Financial Statements

KNIGHTSCOPE, INC.

CONDENSED BALANCE SHEETS

	June 30, 2020	December 31,
	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$1,916,373	$608,674
Restricted cash	100,000	100,000
Accounts receivables	711,533	655,659
Prepaid expenses and other current assets	1,236,595	846,573
Total current assets	3,964,501	2,210,906

Non-current assets:
Autonomous data machines, net	2,669,711	3,030,603
Property and equipment, net	40,721	63,055
Operating lease right-of-use-assets	1,842,123	2,111,818
Other assets	77,650	319,770
Total non-current assets:	4,630,205	5,525,246

Total assets	$8,594,706	$7,736,152

LIABILITIES, PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts payable	$908,612	$967,681
Accrued expenses	603,406	671,383
Deferred revenue	914,826	556,653
Debt obligations	2,472,984	1,034,423
Operating lease liabilities	526,438	482,306
Other current liabilities	444,838	556,621
Total current liabilities	5,871,104	4,269,067

Non-current liabilities:
Debt obligations	3,197,243	3,262,917
Preferred stock warrant liability	5,125,559	2,246,478
Operating lease liabilities	1,379,525	1,693,352
Total non-current liabilities	9,702,327	7,202,747

Total liabilities	15,573,431	11,471,814

Commitments and contingencies (Note 9)

Preferred Stock, $0.001 par value; 25,794,930 shares authorized as of June 30, 2020 and December 31, 2019, 23,614,823 and 22,820,982 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively; aggregate liquidation preference of $61,508,090 and $55,157,362 as of June 30, 2020 and December 31, 2019, respectively	49,000,114	42,972,705

Stockholders' deficit:
Class A common stock, $0.001 par, 114,000,000 and 80,000,000 shares authorized as of June 30, 2020 and December 31, 2019, respectively, 0 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	-	-
Class B common stock, $0.001 par, 30,000,000 shares authorized, 10,189,000 and 10,179,000 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	10,189	10,179
Additional paid-in capital	2,718,770	2,528,653
Accumulated Deficit	(58,707,798)	(49,247,199)
Total stockholders' deficit	(55,978,839)	(46,708,367)
Total liabilities, preferred stock and stockholders’ deficit	$8,594,706	$7,736,152

See accompanying notes to condensed financial statements.

KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Six months ended June 30,
	2020	2019
Revenue	$1,637,548	$1,637,045
Cost of services	2,185,273	2,457,778
Total gross loss	(547,725)	(820,733)

Operating expenses:
Research & development	1,298,540	1,888,987
Sales & marketing	2,838,070	1,368,539
General & administrative	980,090	1,037,209
Total operating expenses	5,116,699	4,294,735

Loss from Operations	(5,664,424)	(5,115,468)

Other income (expense):
Interest expense, net	(1,082,832)	(1,347,039)
Other income (expense), net	31,853	(35,779)
Change in fair value of warrant liabilities	(2,424,706)	(491,239)
Total other income (expense)	(3,475,685)	(1,874,057)

Net loss before income tax	(9,140,109)	(6,989,525)
Income tax expense	(800)	(1,600)
Net loss	$(9,140,909)	$(6,991,125)

Basic and diluted net loss per common share	$(0.93)	$(0.69)
Weighted average shares used to compute basic and diluted net loss per share	10,189,000	10,179,000

See accompanying notes to condensed financial statements.

KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2020	2019
Cash Flows From Operating Activities
Net Loss	$(9,140,909)	$(6,991,125)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	965,969	761,607
Stock compensation expense	187,627	200,910
Change in warrants fair value	2,424,706	491,239
Exchange of Convertible Preferred Series m-3 for m-4	-	900,002
Amortization of debt discount	400,187	122,303
Amortization of loan fees	-	11,892
(Gain) loss from damage of autonomous data machines	(926)	38,664
Changes in operating assets and liabilities:
Accounts receivable	(55,874)	725,246
Prepaid expenses and other current assets	(390,022)	(14,394)
Other assets	-	(242,120)
Accounts payable and accrued expenses	(329,238)	344,966
Accrued payroll and related expenses	313,163	(321,172)
Deferred revenue	358,173	(300,785)
Other current and noncurrent liabilities	(111,783)	164,425
Net cash used in operating activities	(5,378,927)	(4,108,342)

Cash Flows From Investing Activities
Autonomous data machines	(312,122)	(1,022,258)
Purchase of property and equipment	-	(16,821)
Net cash used in investing activities	(312,122)	(1,039,079)

Cash Flows From Financing Activities
Proceeds from stock options exercised	2,500	-
Repayments of financing obligations	-	(4,153)
Principal repayments on loan payable	(587,838)	(566,800)
Proceeds from issuance of Series s Preferred Stock offering, net of issuance costs	5,707,719	797,814
Proceeds from issuance of convertible notes	778,446	922,167
Proceeds from issuance of loan payables, net of issuance costs	1,097,921	3,000,000
Net cash provided by financing activities	6,998,748	4,149,028

Net change in cash and cash equivalents	1,307,699	(998,393)
Cash, cash equivalents and restricted cash at beginning of the period	708,674	1,558,399
Cash, cash equivalents and restricted cash at end of the period	$2,016,373	$560,006

Supplemental Disclosure of Cash Flow Information
Cash paid for interest during the year	$293,248	$300,451
Cash paid for income taxes	$800	$1,600

Supplemental Disclosure of Non-Cash Financing Activities
Forfeiture of security deposit for debt	$242,120	$-
Issuance of warrants for Preferred Stock	$454,374	$407,689
Series m-3 conversion for Series m-4 stock	$-	$3,928,487
Series m-4 accrued dividend	$319,690	$33,432

See accompanying notes to condensed financial statements.

KNIGHTSCOPE, INC.

STATEMENTS OF PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Series m		Series m-2		Series m-3		Series m-4		Series s		Series A		Series B		Class A		Class A
	Preferred stock		Preferred stock		Preferred stock		Preferred stock		Preferred stock		Preferred stock		Preferred stock		Common stock		Common stock
	Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Additional Paid-In	Accumulative	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance at December 31, 2018	5,339,215	$13,865,715	1,660,756	$4,982,268	1,449,543	$3,974,432	-	$-	348,637	$2,627,875	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,179,000	$10,179	$2,060,071	$(36,950,619)	$(34,880,369)

Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200,910	-	200,910

Series m-3 conversion for series m-4 stock	-	-	-	-	(1,432,786)	(3,928,487)	1,432,786	4,828,489	-	-	-	-	-	-	-	-	-	-	-	-	-

Issuance of Series s Preferred stock , net of issuance costs	-	-	-	-	-	-	-	-	111,753	797,814	-	-	-	-	-	-	-	-	-	-	-

Series m-4 accrued dividend	-	-	-	-	-	-	-	33,432	-	-	-	-	-	-	-	-	-	-	-	(33,432)	(33,432)

Net loss	-	-				-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,991,125)	(6,991,125)

Balance at June 30, 2019	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$4,861,921	460,390	$3,425,689	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,179,000	$10,179	$2,260,981	$(43,975,176)	$(41,704,016)

	Series m		Series m-2		Series m-3		Series m-4		Series s		Series A		Series B		Class A		Class A
	Preferred stock		Preferred stock		Preferred stock		Preferred stock		Preferred stock		Preferred stock		Preferred stock		Common stock		Common stock
	Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Additional Paid-In	Accumulative	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance at December 31, 2019	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$5,167,402	781,870	$5,604,450	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,179,000	$10,179	$2,528,653	$(49,247,199)	$(46,708,367)

Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	187,627	-	187,627

Stock options exercised	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	10,000	10	2,490	-	2,500

Issuance of Series s Preferred stock , net of issuance costs	-	-	-	-	-	-	-	-	793,716	5,707,719	-	-	-	-	-	-	-	-	-	-	-

Series m-4 accrued dividend	-	-	-	-	-	-	-	319,690	-	-	-	-	-	-	-	-	-	-	-	(319,690)	(319,690)

Net loss	-	-				-	-	-	-	-	-	-	-	-	-	-	-	-	-	(9,140,909)	(9,140,909)

Balance at June 30, 2020	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$5,487,092	1,575,586	$11,312,169	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,189,000	$10,189	$2,718,770	$(58,707,798)	$(55,978,839)

See accompanying notes to condensed financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1: The Company and Summary of Significant Accounting Policies

Description of business

Knightscope, Inc. (the “Company”), was incorporated on April 4, 2013 under the laws of the State of Delaware.

The Company designs, develops, builds, deploys, and supports advanced physical security technologies. The Knightscope solution to reducing crime combines the physical presence of our proprietary autonomous data machines (“ADMs”) with real-time on-site data collection and analysis and a human-machine interface. Two of our ADMs, the outdoor “K5” and the indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors. The data is accessible through the Knightscope Security Operations Center (“KSOC”), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively.

Basis of Presentation and Liquidity

These unaudited condensed financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures have been condensed or omitted pursuant to such rules and regulations. The accompanying Condensed Balance Sheet as of December 31, 2019 is derived from audited financial statements as of that date but does not include all of the information and footnotes required by GAAP for complete statements. The unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the period presented. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to the expected for the year ending December 31, 2020 or for other semiannual periods or for future years. These condensed financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2019 included in the Company’s Annual Report on Form 1-K filed with the SEC. The Company’s significant accounting policies are described in Note 1 to those audited financial statements.

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations which is principally the result of significant research and development activities related to the development and continued improvement of the Company’s ADMs (hardware and software).

Cash and cash equivalents on hand was $1.9 million at June 30, 2020, compared to $0.6 million at December 31, 2019. The Company has historically incurred losses and negative cash flows from operations. At June 30, 2020, the Company also had an accumulated deficit of approximately $58.7 million, a negative working capital of $1.9 million and stockholders’ deficit of $56.0 million. The Company is dependent on additional fundraising in order to sustain its ongoing operations. Subsequent to June 30, 2020, the Company has received an additional $15,092,280 from the sale of its Series S Preferred Stock through its 2019 Regulation A Offering (see Note 10: Subsequent Events). However, without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after August 2021. There can be no assurance that the Company will be successful in raising funds at levels sufficient to fund its future operations beyond the current cash runway. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year from the issuance date of these financial statements. Management’s plans include seeking additional financing activities such as issuances of equity, issuances of debt and convertible debt instruments. The Company’s projected cash flows are subject to various risks and uncertainties, and the unavailability or inadequacy of financing to meet future capital needs could force it to modify, curtail, delay, or suspend some or all aspects of its planned operations. Sales of additional equity securities by the Company could result in the dilution of the interests of existing stockholders. The Company will require significant additional financing and is pursuing opportunities to obtain additional financing in the future through private equity and/or debt financings. However, there can be no assurance that financing will be available when required in sufficient amounts, on acceptable terms or at all. These financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary in the event the Company can no longer continue as a going concern.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continued)

Comprehensive Loss

Net loss was equal to comprehensive loss for the six month periods ended June 30, 2020 and 2019.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and corresponding amounts of expenses during the reporting period. Actual results could differ from those estimates and such differences may be material to the financial statements.

Recent Accounting Pronouncements Not Yet Effective

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements, which expands the disclosure requirements for Level 3 fair value measurements and expands disclosures for entities that calculate net assets value. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company expects to adopt this update effective fiscal first quarter of 2020. The adoption of this amendment is not expected to have a material impact on the Company’s financial statements or disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract , which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company will early adopt this guidance in 2020 and does not expect implementation of this amendment to have a material impact on its financial statements or disclosures.

In June 2016, the FASB released ASU 2016-13, “Financial Instruments – Credit Losses.” The amendment revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including but not limited to available-for-sale debt securities and accounts receivable.  ASU 2016-03 is effective for fiscal years for public business entities beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of adoption on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles for income taxes. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of adoption on its financial statements.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continued)

ADMs

ADMs consist of materials, ADMs in progress and finished ADMs. ADMs in progress and finished ADMs include materials, labor and other direct and indirect costs used in their production. Finished ADMs are valued using a discrete bill of materials, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation expense on ADMs is recorded using the straight-line method over their estimated expected lives, which currently ranges from 3 to 4 years. Depreciation expense of finished ADMs included in research and development expense amounted to $0 and $0, depreciation expense of finished ADMs included in sales and marketing expense amounted to $39,724 and $48,944, and depreciation expense included in cost of services amounted to $619,569 and $674,742 for the six months ended June 30, 2020 and 2019, respectively.

ADMs, net, consisted of the following:

	June 30,	December 31,
	2020	2019
Raw materials	$613,664	$595,094
ADMs in progress	153,006	50,027
Finished ADMs	6,334,660	6,144,081
	7,101,330	6,789,202
Accumulated depreciation on Finished ADMs	(4,431,619)	(3,758,599)
ADMs, net	$2,669,711	$3,030,603

The components of the Finished ADMs, net at June 30, 2020 are as follows:

ADMs on lease with customers	$4,061,433
ADMs not yet deployed	851,654
Demonstration ADMs	575,155
Research and development ADMs	563,704

Charge boxes	282,714
6,334,660
Less: accumulated depreciation	(4,431,619)
Finished ADMs, net	$1,903,041

Convertible Preferred Warrant Liabilities

Freestanding warrants to purchase shares of the Company’s preferred stock are classified as liabilities on the balance sheets at their estimated fair value because the underlying shares of preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The preferred stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of the preferred stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the preferred stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the preferred stock warrants, the completion of a sale of the Company or an IPO. Upon an IPO, the preferred stock warrants will convert into warrants to purchase common stock and any liabilities recorded for the preferred stock warrants will be reclassified to additional paid-in capital and will no longer be subject to remeasurement.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continued)

Share-Based Compensation

Share-based compensation expense resulting from options is measured at the grant date fair value of the award and is recognized using the straight-line attribution method over the vesting period. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company estimates the fair value of stock options using the Black-Scholes-Merton option pricing model. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. Compensation expense is recognized net of actual forfeiture activity.

NOTE 2: Revenue and Deferred Revenue

Revenue Recognition

The Company derives its revenues primarily from lease of proprietary ADMs along with access to the browser-based interface KSOC through contracts under the lease accounting that typically have a twelve (12) month term. In addition, the Company derives non-lease revenue items such as professional services related to ADMs’ deployments, special decals and training if any, recognized when control of these services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company determines revenue recognition through the following steps:

·	identification of the contract, or contracts, with a customer;
·	identification of the performance obligations in the contract;
·	determination of the transaction price;
·	allocation of the transaction price to the performance obligations in the contract; and
·	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue as follows:

ADM subscription revenue

ADM subscription revenue is generated from lease of proprietary ADMs along with access to the browser-based interface KSOC through contracts that typically have 12-month terms. These revenue arrangements adhere to lease accounting guidance and are classified as leases for revenue recognition purposes. Currently, all revenue arrangements qualify as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

Other revenue

Other non-ADM related revenue such as deployment services, decals and training revenue is recognized when services are delivered.

NOTE 3: Fair Value Measurement

The Company determines the fair market values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following are three levels of inputs that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
•	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liabilities. The inputs used in estimating the fair value of the warrant liabilities are described in Note 6, Capital Stock and Warrants.

The following table summarize, for each category of assets or liabilities carried at fair value, the respective fair value as of June 30, 2020 and December 31, 2019 and the classification by level of input within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
June 30, 2020
Assets
Cash equivalents:
Money market funds	$822,494	$822,494	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$57,586	$-	$-	$57,586
Warrant liability – Series m-1 Preferred Stock	$315,159	$-	$-	$315,159
Warrant liability – Series m-3 Preferred Stock	$1,219,280	$-	$-	$1,219,280
Warrant liability – Series S Preferred Stock	$3,503,534	$-	$-	$3,503,534

	Total	Level 1	Level 2	Level 3
December 31, 2019
Assets
Cash equivalents:
Money market funds	$609,037	$609,037	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$18,133	$-	$-	$18,133
Warrant liability – Series m-1 Preferred Stock	$43,212	$-	$-	$43,212
Warrant liability – Series m-3 Preferred Stock	$196,236	$-	$-	$196,236
Warrant liability – Series S Preferred Stock	$1,988,898	$-	$-	$1,988,898

NOTE 3: Fair Value Measurement (Continued)

During the six month period ended June 30, 2020 and 2019, there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company’s established practice.

The following table sets forth a summary of the changes in the fair value of Company’s Level 3 financial liabilities during the six month period ended June 30, 2020, which were measured at fair value on a recurring basis:

Warrant
Liability
Balance at December 31, 2019	$2,246,479
Initial fair value of Series S Preferred Stock warrants	454,374
Loss on revaluation of Preferred Stock warrants	2,424,706
Balance at June 30, 2020	$5,125,559

NOTE 4:  Debt Obligations

Loan Payable and Security Agreement

Term Loan Agreement

In May 2018, the Company entered into a term loan agreement which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 until January 10, 2019 (the “Loan Agreement”). Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The loan was fully repaid in February 2019.

A warrant for 77,413 shares of Class B Common Stock was also issued to the lender in conjunction with the Loan Agreement and remains outstanding as of December 31, 2019.

Financing Arrangement

On February 28, 2019 the Company entered into a financing arrangement with Farnam Street Financial (“Farnam”) for $3,000,000 (“Financing Arrangement”). Under the Financing Arrangement, the Company collateralized fifty (50) ADMs and has an initial repayment period of two years for a monthly payment of $121,129 per month plus tax and an option to purchase these ADMs back for $1,350,000 plus tax or, at the end of the two year period (March 2021) the Company can elect to extend the repayment period for an additional year at a monthly payment of $66,621 per month plus tax with a final payment of $600,000 plus tax at the end of the additional year. On April 24, 2020, the Company amended its Financing Arrangement with Farnam by deferring April and March 2020 payments due to Farnam to the end of the Financing Arrangement and thereby extending the initial term two months at a cost of forgoing the security deposit paid to Farnam of $242,120, which was applied as a payment on principal and interest. The effective interest rate under the extended two and three-year repayment periods is 38% and 31%, respectively. The Company accounts for this Financing Arrangement with Farnam using an effective interest rate and assuming repurchase option taking place in May 2021. Interest expense on the Farnam Financing Arrangement during the six months ended June 30, 2020 and 2019 was $325,618 and $292,823, respectively, and outstanding balance was $2,072,093 at June 30, 2020.

Convertible Note Financing

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated, to the same group of Convertible Note Financing investors, to exchange their outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for payment of accrued interest at a rate of 12% per annum upon the maturity date, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of June 30, 2020, the Company had issued convertible notes in the aggregate principal amount of $4,437,950. Interest expense on the Convertible Note Financing during the six months ended June 30, 2020 was $375,304. As of December 31, 2019, warrants for the purchase of 537,000 and 194,450 shares of Series S Preferred Stock were issued and accrued for, respectively. In addition, during the six months ended June 30, 2020, warrants for the purchase of 156,140 shares of Series S Preferred Stock were issued. Inception to date through June 30, 2020, the Company has issued warrants for the purchase of a total of 887,590 of series S preferred stock. As of June 30, 2020 and December 31, 2019, total Convertible Notes receipts of $4,437,950 and $3,657,250 (inclusive of $972,250 received prior to December 31, 2019 which is presented together within the convertible notes outstanding balance as there was a constructive obligation to issue them as of December 31, 2019) were offset by $2,555,170 and $1,947,620 of Convertible Note financing issuance costs related to Series S Preferred Stock warrants, respectively.

NOTE 4:  Debt Obligations (Continued)

On December 9, 2019, the Company entered into Financing Arrangement (“December 2019 Financing Arrangement”) to receive $250,000 to be repaid in 63 equal payments of $4,599 per business day over approximately three months. Annual effective interest rate of this December 2019 Financing Arrangement was 37%. Interest expense on the Financing Arrangement during the six months ended June 30, 2020 was $31,548 and an outstanding balance was $0. The loan was fully repaid in March 2020. On July 10, 2019 the Company issued additional convertible notes in the principal amount of $363,000 and warrants to purchase up to 72,600 shares of Series S Preferred Stock under the Convertible Note Financing.

On March 19, 2020, we entered into financing arrangement whereby we received $300,000 which is to be repaid over one hundred (100) equal payments of $4,080 payable each business day. The effective interest rate under this repayment period is 419%. Interest expense on the Financing Arrangement during the six months ended June 30, 2020 was $31,548 and an outstanding balance was $87,000 at June 30, 2020.

PPP loan

In April 2020, the Company applied for loan assistance via the Paycheck Protection Program (“PPP”) being administered under the Coronavirus Aid, Relief, and the CARES Act by the Small Business Administration in response to the COVID-19 pandemic. On April 24, 2020, the Company received $822,851 in loan proceeds from the PPP (the “Loan”). The Loan bears interest rate of 1% and has a two-year repayment term where repayment period commences after six months deferral period. As of the date of this report, the amount received from the PPP that might convert into a grant has not been finalized yet. The funds received from the PPP loan will help cover payroll costs, utilities and rent during a portion of the COVID-19 pandemic.

NOTE 4:  Debt Obligations (Continued)

The amortized carrying amount of our debt consists of the following:

	June 30, 2020	December 31, 2019
Farnam arrangement	$2,072,093	$2,351,981
Convertible notes, net of fees and discount	2,713,213	1,746,696
Loan	62,070	198,413
PPP loan	822,851	-
Total debt	5,670,227	4,297,090
Less: current portion	(2,472,984)	(1,034,423)
Long-term debt	$3,197,243	$3,262,667

The following table presents the scheduled principal payments by fiscal year of all the Company’s outstanding financing arrangements as of June 30, 2020:

Debt
Obligations
2020	$564,712
2021	6,539,518
2022	568,167
$7,672,397

NOTE 5: Share-Based Compensation

Equity Incentive Plans

In April 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) allowing for the issuance of up to 2,000,000 shares of common stock through grants of options, stock appreciation rights, restricted stock or restricted stock units. In December 2016, the 2014 Plan was terminated, and the Company’s Board of Directors adopted a new equity incentive plan defined as the 2016 Equity Incentive Plan (the “2016 Plan”) in which the remaining 1,936,014 shares available for issuance under the 2014 Plan at that time were transferred to the Company’s 2016 Plan. Awards outstanding under the 2014 Plan at the time of the 2014 Plan’s termination will continue to be governed by their existing terms. The shares underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2014 Plan will be added back to the shares of common stock available for issuance under the Company’s 2016 Plan. The 2016 Plan provides for the granting of stock awards such as incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, directors and outside consultants as determined by the Board of Directors. Upon the termination of the 2014 Plan, all shares granted revert to the 2016 Plan. As of December 31, 2019, 4,759,566 shares were available for future grants under the 2016 Plan.

The Board may grant stock options under the 2016 Plan at a price of not less than 100% of the fair market value of the Company’s common stock on the date the option is granted. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of grant and generally have a term of ten years. Incentive stock options granted to employees who, on the date of grant, own stock representing more than 10% of the voting power of all of the Company’s classes of stock, are granted at an exercise price of not less than 110% of the fair market value of the Company’s common stock. The maximum term of incentive stock options granted to employees who, on the date of grant, own stock having more than 10% of the voting power of all the Company’s classes of stock, may not exceed five years. The Board of Directors also determines the terms and conditions of awards, including the vesting schedule and any forfeiture provisions. Options granted under the 2016 Plan may vest upon the passage of time, generally four years, or upon the attainment of certain performance criteria established by the Board of Directors. The Company may from time to time grant options to purchase common stock to nonemployees for advisory and consulting services. At each measurement date, the Company will remeasure the fair value of these stock options using the Black-Scholes option pricing model and recognize the expense ratably over the vesting period of each stock option award. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception.

NOTE 5: Share-Based Compensation  (Continued)

Stock option activity under all of the Company’s equity incentive plans as of June 30, 2020 is as follows:

				Weighted
	Shares Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Available and outstanding at December 31, 2019	4,759,566	4,270,248	$1.054	7.92
Granted	(2,439,500)	2,439,500	0.910
Exercised	10,000	(10,000)	0.250
Forfeited	1,028,540	(1,028,540)	1.110
Available and outstanding at June 30, 2020	3,358,606	5,671,208	$1.000	8.39	$437,100

Vested and exercisable at June 30, 2020	4,573,708	1,484,884	$0.870	6.79

The weighted average grant date fair value of options granted during the six months period ended June 30, 2020 was $0.23 per share. There were 10,000 options exercises during the six months period ended June 30, 2020 and no option exercises during the six months period ended June 30, 2019. The fair value of the shares subject to stock options that were vested at June 30, 2020 was $546,458. As of June 30, 2020, the Company had unamortized stock-based compensation expense of $1,059,235 that will be recognized over the average remaining vesting term of options of 3.11 years.

The assumptions utilized for option grants during the six months ended June 30, 2020 and 2019 are as follows:

	June 30,	June 30,
	2020	2019
Risk-free interest rate	1.17%	2.30%
Expected dividend yield	-%	-%
Expected volatility	50.13%	49.00%
Expected term (in years)	6.06	6.00

NOTE 5: Share-Based Compensation  (Continued)

A summary of stock-based compensation expense recognized in the Company’s condensed statements of operations is as follows:

	Six months ended
	June 30,
	2020	2019
Cost of services	$29,872	$10,947
Research and development	138,246	123,849
Sales and marketing	32,619	19,753
General and administrative	(13,110)	46,361
Total	$187,627	$200,910

NOTE 6: Capital Stock and Warrants

In May 2019, the Company amended and restated its Certificate of Incorporation. As of June 30, 2019, the Company was authorized to issue three classes of $0.001 par value stock consisting of Class A common stock (“Class A Common Stock”), Class B common stock (“Class B Common Stock”) and Preferred Stock totaling 187,405,324 shares. The total number of shares the Company has the authority to issue under each class consists of common stock designated as 114,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, 43,405,324 shares of $0.001 par value Preferred Stock, with Preferred Stock designated as 8,936,015 shares of Series A Preferred Stock (“Series A Preferred Stock”), 4,707,501 shares of Series B Preferred Stock (“Series B Preferred Stock”), 6,666,666 shares of Series m Preferred Stock (“Series m Preferred Stock”), 333,334 shares of Series m-1 Preferred Stock (“Series m-1 Preferred Stock”), 1,660,756 shares of Series m-2 Preferred Stock (“Series m-2 Preferred Stock”), 3,490,658 shares of Series m-3 Preferred Stock (“Series m-3 Preferred Stock”), 13,108,333 shares of Series S Preferred Stock (“Series S Preferred Stock”) and 4,502,061 shares of Series m-4 Preferred Stock (“Series m-4 Preferred Stock”).

Preferred Stock

Other than a change of control or in a liquidation, dissolution or winding up of the Company whether voluntary or involuntary or upon the occurrence of a deemed liquidation event, the preferred stock is non-redeemable. As a result of the liquidation preference, the preferred stock was not classified as part of stockholders’ deficit in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials. The Company has excluded all series of preferred stock from being presented within stockholders’ deficit in the accompanying balance sheets due to the nature of the liquidation preferences.

Effective December 23, 2016, the Company was qualified by the SEC to offer up to 6,666,666 shares of Series m Preferred Stock to accredited and non-accredited investors in an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The offering commenced in January 2017 for up to $20 million of the Company’s Series m Preferred Stock pursuant to Regulation A at a price of $3.00 per share and closed at the end of 2017. The Company received net proceeds of approximately $18.2 million from the sale of its Series m Preferred Stock through the Regulation A offering as well as from private placement transactions through December 31, 2017. The Company entered into Series m-3 Preferred Stock Purchase Agreements with certain purchasers pursuant to which the Company issued and sold directly to the purchasers an aggregate of 1,038,571 and 410,972 shares of the Company’s Series m-3 Preferred Stock in December 2017 and year ended 2018, respectively, par value $0.001 per share, at a price of $3.50 per share. The Company received net proceeds of approximately $3.6 million and $1.4 million in December 2017 and the year ended 2018, respectively.

In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio. In January 2018, the Company issued 333,333 shares of Series m-2 Preferred Stock, par value $0.001 per share, at a price of $3.00 per share.

NOTE 6: Capital Stock and Warrants (Continued)

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D and Regulation S to raise additional capital for operations (the “Regulation D Offering”). The Company is offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. Consistent with prior financings by the Company, the Regulation D Offering has been conducted with rolling closes, and such closes may continue for another 6 to 15 months. As of December 31, 2019, the Company has raised approximately $3.8 million through the Regulation D Offering, of which $1.0 million was received during year ended December 31, 2019. Issuance costs related to Regulation D Offering were $0.3 million as of December 31, 2019.

On May 21, 2019 the Company filed an offering statement in connection with a proposed offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2019 Regulation A Offering”). The offering statement was qualified by the SEC on July 22, 2019 and the Company commenced the 2019 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2019 Regulation A Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. As of June 30, 2020, the Company has raised $8.9 million from the 2019 Regulation A offering, of which $5.7 million was received during the six months ended June 30, 2020. Issuance costs related to the 2019 Regulation A Offering were $1.4 million. The 2019 Regulation A Offering terminated on July 22, 2020. Subsequent to June 30, 2020 and through September 8, 2020, the Company raised $15.1 million from 2019 Regulation A Offering.

On June 15, 2020, the Company filed an offering statement in connection with a proposed offering of up to $30 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act (the “2020 Regulation A Offering”), to raise additional capital for operations. As of the date these financial statements were issued, the offering statement was not yet qualified by the SEC.

In June 2019, the Company issued to the same group of Convertible Note Financing investors, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind dividend of 12%, in the form of m-4 Preferred shares, and has certain other preferential rights, including voting rights. Due to higher seniority and different terms of Series m-4 Preferred Stock compared to Series m-3 Preferred Stock, this exchange resulted in an increase in fair value of Series m-4 Preferred Stock exchanged from Series m-3 Preferred Stock of $900,002 that was recorded as interest expense on the exchange date.

NOTE 6: Capital Stock and Warrants (Continued)

All classes of preferred stock have a par value of $0.001 per share.

The  following tables summarize convertible preferred stock authorized and issued and outstanding as of June 30, 2020:

		Shares	Proceeds Net	Aggregate
June 30, 2020	Shares	Issued and	of Issuance	Liquidation
	Authorized	Outstanding	Costs	Preference
Series A Preferred Stock	8,936,015	8,936,015	$5,219,778	$7,981,649
Series B Preferred Stock	4,707,501	4,653,583	9,441,770	9,493,775
Series m Preferred Stock	6,666,666	5,339,215	18,133,632	16,017,645
Series m-1 Preferred Stock	333,334	-	-	-
Series m-2 Preferred Stock	1,660,756	1,660,756	999,999	4,982,268
Series m-3 Preferred Stock	3,490,658	16,757	58,650	58,650
Series m-4 Preferred Stock	4,502,061	1,432,786	4,840,110	10,029,502
Series S Preferred Stock	13,108,333	1,575,711	11,312,169	12,605,688
	43,405,324	23,614,823	$50,006,108	$61,169,177

Conversion Rights

Each share of Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (collectively known as “Super Voting Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of those shares into fully paid non-assessable shares of Class B Common Stock at the then-applicable conversion rate. Each share of Series m, Series m-1, Series m-3, Series m-4 and Series S Preferred Stock (collectively known as “Ordinary Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of such shares into fully paid non-assessable shares of Class A Common Stock at the then-applicable conversion rate. Both Super Voting Preferred Stock and Ordinary Preferred Stock will be automatically converted into fully paid non-assessable shares of Class A Common Stock (i) immediately prior to an IPO, or (ii) upon receipt by the Company of a written request for such conversion from the holders of a majority of the preferred stock then outstanding and voting as a single class on an as-converted basis other than the Series m-4 Preferred Stock then outstanding, or (iii) with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

Voting Rights

Super Voting Preferred stockholders vote on an as converted to Class B Common Stock basis and Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held. Ordinary Preferred stockholders are entitled to one vote for each share of Class A Common Stock held. Class A and Class B Common stockholders vote together as one class on all matters. The holders of the preferred stock, the Class A Common Stock and Class B Common Stock vote together and not as separate classes.

Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

William Santana Li, the Chief Executive Officer and sole director of the Company, holds the Voting Proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, and the stock issued upon the conversion of warrants to purchase all of the shares of the Company’s Series m-3 Preferred Stock and upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issuable upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing.

NOTE 6: Capital Stock and Warrants (Continued)

Dividend Rights

In any calendar year, the holders of outstanding shares of Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the dividend rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. Except the PIK dividends described below, the right to receive dividends on shares of Preferred Stock is not cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears with respect to each dividend period ending on and including the last calendar day of each six-month period ending March 31 and September 30, respectively at an annual rate of $0.42 per share in the form of Series m-4 Preferred Stock (“PIK Dividends).

The Company has no obligation to pay any dividends other than the PIK Dividends to the holders of Series m-4 Preferred Stock, except when, as and if declared by the Board of Directors out of any assets at the time legally available therefor or as otherwise specifically provided in its amended and restated certificate of incorporation. No distribution will be made with respect to the other series of Preferred Stock or Common Stock until all declared or accrued but unpaid dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stockholders.

No distributions shall be made with respect to the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series S Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series S Preferred Stock have been paid or set aside for payment to the Series S Preferred Stockholders.

No distributions shall be made with respect to the Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been paid or set aside for payment to the Series B Preferred Stockholders, the Series m Preferred Stockholders, the Series m-1 Preferred Stockholders and the Series m-2 Preferred Stockholders, as applicable.

No distributions shall be made with respect to the Series m-3 Preferred Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Stockholders.

No distributions shall be made with respect to the Common Stock unless dividends on the Series m-3 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series m-3 Preferred Stock have been paid or set aside for payment to the Series m-3 Preferred Stockholders.

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

NOTE 6: Capital Stock and Warrants (Continued)

Right to receive Liquidation Distributions

In the event of any Liquidation Event, as defined in the Company’s amended and restated certificate of incorporation (which includes the liquidation, dissolution, merger, acquisition or winding up of the Company), the holders of the Series m-4 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the other series of Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-4 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-4 Preferred Stock, and (ii) all accrued but unpaid PIK Dividends (if any) on such share of Series m-4 Preferred Stock, whether or not declared, or (B) the consideration that such Holder would receive in the Liquidation Event if all shares of Series m-4 Preferred Stock were converted to Class A Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-4 Preferred Stock, where for purposes of (B) such Holder is deemed to hold, in addition to each of its shares of Series m-4 Preferred Stock, any additional shares of Series m-4 Preferred Stock that constitute all accrued but unpaid PIK Dividends, whether or not declared. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-4 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-4 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. The Series m-4 Preferred Stock has a $7 per share liquidation preference, which is 2x its original issue price.

The holders of the Series S Preferred Stock are entitled to receive, after distributions to Series m-4 Preferred stockholders and prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series S Preferred Stock held by them equal to the greater of (A): the sum of (i) $8.00 per share of Series S Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Series S Preferred Stock, or (B) the amount such Holder would receive if all shares of Series S Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series S Preferred Stock. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series S Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series S Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, after distributions to Series m-4 and Series S Preferred stockholders and prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of (A): the sum of (i) $2.0401 per share of Series B Preferred Stock, $3.00 per share of Series m Preferred Stock, $3.00 per share of Series m-1 Preferred Stock or $3.00 per share of Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

NOTE 6: Capital Stock and Warrants (Continued)

The holders of Series A Preferred Stock are entitled to receive, after distributions to Series m-4, Series S, Series B, Series m, Series m-1 and Series m-2 Preferred Stock and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock or Series m-3 Preferred Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of: (A) the sum of (i) $0.8932 per share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or (B) the amount such Holder would receive if all shares of Series A Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of Series m-3 Preferred Stock are entitled to receive, after distributions to Series m-4, Series S, Series B, Series m, Series m-1 and Series m-2, and Series A Preferred Stock and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-3 Preferred Stock held by them equal to the greater of (A): the sum of (i) the $3.50 per share of Series m-3 Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series m-3 Preferred Stock, or (B) the amount such Holder would receive if all shares of Series m-3 Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-3 Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-3 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-3 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of the Preferred Stock, as outlined below, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock. Our amended and restated certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both Preferred Stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

Preemptive Rights

The Company has granted one investor in its Series m Preferred Stock financing the right to invest up to their pro rata share on a fully-diluted basis in the offerings of securities of the Company. The combined pro-rata rights of such stockholder immediately prior to the filing of the Offering Statement is less than 1% of the fully-diluted capitalization of the Company.

Common Stock

Each share of Class B Common Stock is convertible into one fully paid and non-assessable share of Class A Common Stock at the option of the holder at any time. Each share of Class B Common Stock will automatically convert into one fully paid and non-assessable share of Class A Common Stock upon the sale, assignment, transfer or disposition of the share or any interest in the share.

NOTE 6: Capital Stock and Warrants (Continued)

Warrants

On January 16, 2018, March 16, 2018, and June 20, 2018, the Company issued warrants in connection with the Company’s Series m-3 financing to purchase an aggregate of 410,972 shares of the Company’s Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of: a) two years from the date of the warrant; b) the acquisition of the Company by another entity by means of any transaction or series of transactions to which the Company is a party or sale, lease or disposition of all or substantially all of the assets of the Company, or c) immediately prior to the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-3 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Series m-3 Preferred Stock. The Series m-3 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. As of December 31, 2019, warrants for the purchase of 537,000 and 194,450 shares of Series S Preferred Stock were issued and accrued for, respectively. In addition, during fiscal year 2020, warrants for the purchase of 156,140 shares of Series S Preferred Stock were issued. Inception to date through June 30, 2020, the Company has issued warrants for the purchase of a total of 887,590 of Series S Preferred Stock. These warrants issued qualify as liability instruments as the warrants are exercisable into Series S Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to Convertible Note. The Series S warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock. On June 10, 2019, the Company issued 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock.

On July 23, 2019, the Company issued a warrant to purchase 1,500,000 shares of its Series S Preferred Stock, par value $0.001 per share (the “Warrant”), to Proud Productions LLC (“Proud”) pursuant to the terms of a Distribution Assignment and Warrant Purchase Agreement, dated as of July 22, 2019 (the “Purchase Agreement”). The Warrant is exercisable at $8.00 per share beginning July 24, 2021 and expiring on July 31, 2024. The Warrant was issued in connection with an upcoming television series to be produced by Proud featuring the Company’s products (the “Series”). Discussions have also involved other potential revenue streams and opportunities relating to the Series.

NOTE 6: Capital Stock and Warrants (Continued)

A summary of the Company’s outstanding warrants as of June 30, 2020 is as follows:

Number of warrants	Class of shares	Exercise price	Expiration date
44,500	Common B	$0.25	April 10, 2025
77,413	Common B	$1.26	May 23, 2028
53,918	Series B Preferred Stock	$2.04	November 7, 2026
266,961	Series m-1Preferred Stock	$3.00	December 23, 2021
1,432,786	Series m-3 Preferred Stock	$4.00	December 31, 2021
16,757	Series m-3 Preferred Stock	$4.00	June 1, 2020
887,590	Series S Preferred Stock	$4.50	December 31, 2021
1,500,000	Series S Preferred Stock	$8.00	July 31, 2024

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance relate to outstanding preferred stock, warrants and stock options as follows:

June 30, 2020
Series A Preferred Stock	8,936,015
Series B Preferred Stock	4,653,583
Series m Preferred Stock	5,339,215
Series m-2 Preferred Stock	1,660,756
Series m-3 Preferred Stock	16,757
Series m-4 Preferred Stock	1,432,786
Series S Preferred Stock	1,575,711
Stock options to purchase common stock	5,671,208
Warrants outstanding for future issuance of convertible preferred stock and common stock	4,085,475
Stock options available for future issuance	3,358,606

Total shares of common stock reserved	36,730,112

NOTE 7:  Income Taxes

The Company's semiannual provision for income taxes is based on an estimated annual income tax rate. The Company's semiannual provision for income taxes also includes the tax impact of certain unusual or infrequently occurring items, if any, including changes in judgment about valuation allowances and effect of changes in tax laws or rates, in the semiannual period in which they occur. The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence, the Company does not believe it is more likely than not that the net deferred tax assets will be realizable. Accordingly, the Company has provided a full valuation allowance against net deferred tax assets as of June 30, 2020 and December 31, 2019. The Company intends to maintain the full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts Jobs Act (the “Tax Act”). The Act reduces the federal corporate income tax rate from 35 percent to 21 percent, effective January 1, 2018, for all corporations. Under ASC 740-10-25-47, Companies are required to recognize the effect of a change in tax laws or rates as of the date of enactment, regardless of their year-end. As such, the Company revalued its US deferred tax assets at the end of 2017 at 21%. Per the 2017 year end provision calculations the reduction to DTAs was approximately $3.0 million, this was completely offset by a corresponding reduction to the valuation allowance.

NOTE 7:  Income Taxes (Continued)

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides a measurement period of up to one year from the enactment date of the Tax Act for companies to complete the accounting for the Tax Act and its related impacts. The income tax effects of the Tax Act for which the accounting were incomplete at year-end included the impact of the transition tax, the revaluation of deferred tax assets and liabilities to reflect the 21% corporate tax rate, and the impact to state income taxes on these items. The Company has completed their accounting for the income tax effects under the Tax Cuts and Jobs Act (the "Act") that are relevant to the Company and required to be recorded and disclosed pursuant to FASB ASC 740, Income Taxes. Accordingly, and all provisional amounts previously recorded in accordance with SEC Staff Accounting Bulletin No. 118 have been adjusted to reflect their final amounts.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company's net operating loss carryforwards, all tax years since inception remain subject to examination by federal and California tax authorities. The Company is not currently under audit in any major tax jurisdiction.

NOTE 8: Related parties and related party transactions

One of the Company’s vendors, Konica Minolta, Inc. (“Konica Minolta”), is a stockholder of the Company. Konica Minolta provides the Company with repair services to its ADMs. The Company has paid to Konica Minolta $69,188 and $332,146 in service fees for the six month period ended June 30, 2020 and year ended December 31, 2019, respectively. The Company had payables of $43,181 and $22,347 owed to Konica Minolta as of June 30, 2020 and December 31, 2019, respectively.

NOTE 9: Commitments and contingencies

Leases

The Company leases facilities for office space under non-cancelable operating. The Company leases space for its corporate headquarters in Mountain View, California through August 2023.

As of June 30, 2020, the components of leases and lease costs are as follows:

June 30, 2020
Operating leases
Operating lease right-of-use assets	$1,842,123

Operating lease liabilities, current portion	526,438
Operating lease liabilities, non-current portion	1,379,525
Total operating lease liabilities	$1,905,963

NOTE 9: Commitments and contingencies (Continued)

As of June 30, 2020, future minimum operating lease payments for each of the next five years and thereafter is as follows:

Years ending December 31,	Amount
2020 (remaining)	$361,480
2021	733,600
2022	749,560
2023	506,800
Total future minimum lease payments	2,351,440
Less - Interest	(445,477)
Present value of lease liabilities	$1,905,963

Legal matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business, however no such claims have been identified as of June 30, 2020 that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) arrangements with customers which generally include certain provisions for indemnifying customers against liabilities if the services infringe a third party’s intellectual property rights, (ii) the Regulation A Issuer Agreement where the Company may be required to indemnify the placement agent for any loss, damage, expense or liability incurred by the other party in any claim arising out of a material breach (or alleged breach) as a result of any potential violation of any law or regulation, or any third party claim arising out of any investment or potential investment in the offering, and (iii) agreements with the Company’s officers and directors, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at June 30, 2020 and December 31, 2019.

Sales Tax Contingencies

The Company has historically not collected state sales tax on the sale of its Machine-as-a-Service (“MaaS”) product offering but has paid sales tax and use tax on all purchases of raw materials and in conjunction with the Financing Arrangement of the Company’s ADMs with Farnam. The Company’s MaaS product offering may be subject to sales tax in certain jurisdictions. If a taxing authority were to successfully assert that the Company has not properly collected sales or other transaction taxes, or if sales or other transaction tax laws or the interpretation thereof were to change, and the Company was unable to enforce the terms of their contracts with customers that give the right to reimbursement for the assessed sales taxes, tax liabilities in amounts that could be material may be incurred. Based on the Company’s assessment, the Company has recorded a sales tax liability of $313,406 at June 30, 2020 and December 31, 2019, respectively, which has been included on other current liabilities on the accompanying balance sheets. The Company continues to analyze possible sales tax exposure, but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its results of operations, financial position or cash flows.

NOTE 10: Subsequent events

Management has evaluated subsequent events through September 28, 2020, the date these condensed financial statements were available to be issued. Based on this evaluation, the following additional material events were identified which require adjustment or disclosure in these condensed financial statements.

Since June 30, 2020, the Company has received an additional $15,092,280 from the sale of its Series S Preferred Stock through its 2019 Regulation A Offering through July 22, 2020.

Item 4. Exhibits.

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed

2.1	Amended and Restated Certificate of Incorporation	Incorporated by reference from Form 1-A/A	2.1	July 18, 2019
2.2	Bylaws	Incorporated by reference from Form 1-A/A	2.2	December 7, 2016
3.1	Note and Warrant Purchase Agreement	Incorporated by reference from Form 1-A/A	3.1	July 18, 2019
3.2	Convertible Promissory Note	Incorporated by reference from Form 1-A/A	3.2	July 18, 2019
3.3	Warrant to Purchase Series S Preferred Stock	Incorporated by reference from Form 1-A/A	3.3	July 18, 2019
3.4	Lease Agreement with Farnam Street Financial, Inc. dated February 8, 2019 (the “Farnam Agreement”)	Incorporated by reference from Form 1-A/A	3.4	July 18, 2019
3.5	Exhibits and Schedules to the Farnam Agreement	Incorporated by reference from Form 1-A/A	3.5	July 18, 2019
3.6	Form of Exchange Agreement for purchasers of Series m-4 Preferred Stock	Incorporated by reference from Form 1-A/A	3.6	July 18, 2019
3.7	Form of Voting Proxy	Incorporated by reference from Form 1-A/A	3.7	July 18, 2019
3.8	Distribution Assignment and Warrant Purchase Agreement with Proud Productions LLC, dated July 22, 2019	Incorporated by reference from Form 1-U	3.1	July 29, 2019
3.9	Warrant to Purchase Series S Preferred Stock with Proud Productions LLC, dated July 23, 2019	Incorporated by reference from Form 1-U	3.2	July 29, 2019
4.1	Form of Subscription Agreement for existing holders of Series S Preferred Stock	Incorporated by reference from Form 1-A/A	4.1	July 18, 2019
4.2	Form of Subscription Agreement for purchasers of Series S Preferred Stock under Regulation A	Incorporated by reference from Form 1-U	4.1	October 24, 2019
6.1	2014 Equity Incentive Plan	Incorporated by reference from Form 1-A/A	6.1	December 7, 2016
6.2	2016 Equity Incentive Plan	Incorporated by reference from Form 1-A/A	6.2	December 7, 2016
6.3	Loan and Security Agreement dated as of May 23, 2018, as amended	Incorporated by reference from Form 1-U	6.1	June 4, 2018
6.4	Lease Agreement dated April 1, 2017 between Terra Bella Partners LLC and the Company	Incorporated by reference from Form 1-SA	6.4	September 29, 2017
6.5	Lease Agreement dated January 14, 2018 between Terra Bella Partners LLC and the Company, as amended February 6, 2018	Incorporated by reference from Form 1-K	6.5	April 30, 2018
8.1	Escrow Services Agreement among Prime Trust, LLC, the Company and Maxim Group LLC dated as of July 17, 2019	Incorporated by reference from Form 1-U	8.1	October 24, 2019

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on September 25, 2020.

Knightscope, Inc.

/s/ William Santana Li
By William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li
By William Santana Li, as Chief Executive Officer and Sole Director
Date: September 25, 2020